UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February, 2004

Commission File Number:  000-29574

ALTAREX CORP.
(Exact name of registrant as specified in its charter)

1123 Dentistry/Pharmacy Building
University of Alberta
Edmonton, Alberta, Canada  T6G 2N8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F                X        Form 40‑F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.

Yes                No    X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                    ALTAREX CORP.

                                                                                    By:_ __                     ________

                                                                                    Name:            Rob Salmon

                                                                                    Title:            Chief Financial Officer

                                                                                    Date:             February 5, 2004